Mail Stop 3561

September 30, 2009

Lawrence R. Samuels
Executive Vice President – Finance and Chief Financial Officer
c/o UTi, Services, Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

>   **Re: UTi Worldwide Inc.**
>   **File No. 000-31869**
>   **Form 10-K: For the Fiscal Year Ended January 31, 2009**
>   **Schedule 14: Filed May 14, 2009**

Dear Mr. Samuels:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended January 31, 2009

Management's Discussion and Analysis, page 37

Year ended January 31, 2009 compared to Year Ended January 31, 2008, page 48

1.   Please enhance your disclosure with more analysis of the factors cited in MD&A. For example, you discuss that ocean freight yield increased 280 basis points to 19% yet you do not provide an analysis for the reason underlying this increase. In addition, you discuss that freight forwarding net revenues increased in part due to organic growth yet no analysis for the reasons underlying this increase is provided. Although this information may be available in other sections of your

filing, such information is disaggregated and not readily apparent and therefore should be discussed here. Refer to Section III.B.4 of FR-72 for guidance.

Liquidity and Capital Resources, page 53

2.   Please enhance your disclosure with a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows, as in your present disclosure, does not provide a sufficient basis for an investor to analyze the impact on cash. Instead, your discussion should address material changes in the underlying drivers such as cash receipts from freight forwarding services and cash payments for purchased transportation. Refer to Section IV.B of FR-72 for guidance.

Contractual Obligations, page 57

3.   We note your disclosure that the Company enters into short-term agreements with carriers to reserve space on a guaranteed basis and that you typically do not pay for space which remains unused. Reference is made to your risk factors where you state that you contract for capacity and are obligated for that capacity even if it remains unused. Please reconcile and revise these disclosures as necessary.

Controls and Procedures, page 65

4.   It appears that management's conclusion specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Further, the portion referred to does not appear to be fully within the context as defined in the Exchange Act rules. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion to which referred. Also note that materiality is not considered in the definition of disclosure controls and procedures. Please represent to us and disclose in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Notes to the Consolidated Financial Statements, page F-9

Note 12: Supplemental Financial Information, page F-31

5.   We note that UTi is a holding company which relies on dividends or advances from its subsidiaries to meet its financial obligations and to pay dividends on its ordinary shares. We understand from your disclosures that the ability of UTi's subsidiaries to pay dividends to UTi and UTi's ability to receive distributions may be limited or restricted. In view of this, please explain to us your consideration of

Rule 4-08(e) of Regulation S-X (in particular the disclosure of restricted net assets referred to in paragraph 3(ii) therein) and presenting parent only condensed financial information pursuant to Schedule I within Rule 5-04 and Rule 12-04 of Regulation S-X.

Note 22: Segment Reporting, page F-48

6.   Please disclose information for long-lived assets by geographic region pursuant to paragraph 38.b of SFAS 131.

SCHEDULE 14A

Compensation Discussion and Analysis, page 15

7.   We note from your disclosure beginning on page 20 regarding 2009 compensation that you used "Quality" as one of the metrics in order to determine incentive bonuses without a clear explanation of how "Quality" was measured. In future filings, please provide a more detailed explanation as to what key performance indicators are being used to measure "Quality."

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief